Information Statement Pursuant to Section 14(f) of the
                     Securities Exchange Act of
                    1934 (Amendment No.    1    )

Check the appropriate box:

[ ]     Preliminary Information Statement
[ ]     Confidential, for Use of the Commission Only (as
        permitted by Rule 14c-5(d)(2))
[X]     Definitive Information Statement

                      SK TECHNOLOGIES CORPORATION
          (Name of Registrant As Specified In Its Charter)


Payment of Filing Fee (Check the appropriate box):

     [X]  No fee required.
     [ ]  Fee computed on table below per Exchange Act Rules
          14c-5(g) and 0-11.

     1) Title of each class of securities to which transaction applies:

          Common Stock

     2) Aggregate number of securities to which transactions applies:

          19,644,494 common shares

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

         N/A

     4)  Proposed maximum aggregate value of transaction:

         N/A

     5)  Total fee paid:

         No fee is required to be paid.

[  ]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)  Amount Previously Paid:

         N/A

     2)  Form, Schedule or Registration Statement No.:

         Schedule 14f-1

     3)  Filing Party:

         SK TECHNOLOGIES CORPORATION

     4)  Date Filed:

         September 11, 2002




                  SK TECHNOLOGIES CORPORATION
                          P.O. Box 8627
                   Deerfield Beach, FL 33443

                        ****************

          INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934
               AND RULE 14f-1 PROMULGATED THEREUNDER
     NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
                        September 14, 2002

                        ****************

THE ACTIONS DESCRIBED BELOW HAVE ALREADY BEEN APPROVED BY THE UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS OF THE COMPANY AND BY THE WRITTEN CONSENT OF THE HOLDER OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK, SERIES B PREFERRED STOCK AND SERIES D PREFERRED STOCK, CONSENTING TOGETHER AS A SINGLE CLASS.

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE
BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A
PROXY

                          INTRODUCTION

     This Information Statement is being mailed on or about September 14, 2002 to holders of record on September 4, 2002 of the shares of Common Stock, par value $.001 per share (the "Common Stock"), of SK Technologies Corporation, a Delaware corporation (the "Company"). It is being furnished in connection with a Share Exchange Agreement, dated as of July 9, 2002, (the "Share Exchange Agreement") among the Company, Aspro Technologies Ltd. ("Aspro") and Aspro's two principal shareholders that will result in the acquisition, by the Company, of all of the outstanding shares of Aspro, in exchange for shares of the Company's Common Stock (the "Exchange"). The shares of Common Stock issuable in the Exchange and the Recapitalization (described below) are hereinafter referred to as "New Shares of Common Stock." Upon closing of the Exchange, Aspro will become a wholly-owned subsidiary of the Company. Following the Exchange, the former shareholders of Aspro, together with certain investors purchasing units consisting of shares of Common Stock and warrants to purchase Common Stock (described below) will own 91% of the issued and outstanding New Shares of Common Stock of the Company. The present holders of debt of the Company, together with holders of all of the Company's outstanding shares of Common Stock, Series B Preferred Stock and Series D Preferred Stock, will collectively own 1,800,000 shares or 9% of the issued and outstanding New Shares of Common Stock of the Company following completion of the Exchange and Recapitalization of the Company.

     Pursuant to the Share Exchange Agreement, the Company will accept the resignations of Calvin S. Shoemaker, Melvin T. Goldberger, Gary S. Spirer and David H. Peipers, all of the current members of the Board of Directors, and David Kerzner, Sayan Navaratnam, Selwyn Wener, Graham Wallis and Kenneth Gliedman will be appointed as new directors to fill the vacancies created by the resignations and as additional directors. The closing of the Exchange will not occur, and the new directors will not begin their term, until after the expiration of the twenty (20) day period beginning on the date of mailing of this Information Statement to the Company's stockholders.

     Because of the change in the composition of the Board, there will be a change in control of the Company on the date the new directors referred to above take office.

     As of August 7, 2002, the Company had issued and outstanding 19,644,494 shares of Common Stock having one (1) vote per share, 379,401 shares of Series B Preferred Stock having one (1) vote per share, and 793 shares of Series D Preferred Stock having 1,000 votes per share, that would be entitled to vote for directors at a stockholders meeting if one were to be held.

     Please read this Information Statement carefully. It describes the terms of the Share Exchange Agreement, the Exchange and the Recapitalization and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the Share Exchange Agreement. Additional information about the Company will be contained in the Company's Report on Form 8-K which is expected to be filed with the SEC after the closing of the Share Exchange Agreement, which closing is anticipated to occur on or after October 4, 2002. After such filing, the Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the

SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov after it is filed.

                   INFORMATION WITH RESPECT TO THE
                  COMPANY; BACKGROUND OF THE SHARE
                EXCHANGE AGREEMENT; CHANGE OF CONTROL

     On July 9, 2002, the Company entered into a Share Exchange Agreement with Aspro and its two principal shareholders, David Kerzner and Selwyn Wener. Pursuant to the Share Exchange Agreement, at closing, the Company will acquire one hundred (100%) percent of the capital stock of Aspro in exchange for New Shares of Common Stock. Aspro is a private company which develops and manufactures digital video recording and transmission systems for the commercial security industry. A copy of the most recent financial statements of Aspro, for the year ended July 31, 2001, is attached hereto as Appendix I.

     The Company is presently authorized to issue 450,000,000 shares of Common Stock with a par value of $.001, of which 19,644,494 are issued and outstanding, and 50,000,000 of Preferred Stock, of which 379,401 shares of Series B Preferred Stock and 793 shares of Series D Preferred Stock are issued and outstanding. Prior to the closing of the Exchange it is anticipated that the existing capitalization of the Company will be restructured (the "Recapitalization") as follows:

     (1) the Company will amend its Certificate of Incorporation to reduce the number of such authorized shares of the Company's
Common Stock to 100,000,000 shares and the number of the Company's Preferred Stock to 10,000,000 shares;

     (2) the number of currently outstanding shares of the Company's Common Stock will be reduced from 19,644,494 shares to 207,480 New Shares of Common Stock (representing 11.53% of the 9% to be allotted to existing security holders of the Company following the closing of the Exchange) by issuing a fraction of a New Share of Common Stock, namely, .0105617 of a New Share of Common Stock for each share of Common Stock currently outstanding (1.05617 shares for each 100 Shares of Common Stock currently outstanding);

     (3) all of the holders of the Company's debt (including certain persons who have deferred compensation claims) currently aggregating approximately $2,050,000 will surrender such debt in exchange for 1,572,250 New Shares of Common Stock (representing 87.36% of the 9% to be allotted to existing security holders of the Company following the closing of the Exchange);

     (4) the holders of the Series B Preferred Stock of the Company (other than David H. Peipers) will exchange their
Series B Preferred Stock and receive 20,000 New Shares of Common Stock (representing 1.11% of the 9% to be allotted to existing security holders of the Company following the closing of the Exchange).

     David H. Peipers, as the largest holder of debt of the Company, will exchange his debt for New Shares of Common Stock. Mr. Peipers, as the sole holder of the Company's Series D Preferred Stock and as the holder of 48.32% of the Series B Preferred Stock, will not receive any New Shares of Common Stock in the Recapitalization for his shares of Series B Preferred Stock and Series D Preferred Stock but such shares will be cancelled in the Recapitalization. Mr. Peipers will also receive New Shares of Common Stock in exchange for his shares of Common Stock which currently represent 73.4% of the outstanding shares of Common Stock.

     Pursuant to a Share Sales Agreement also dated as of July 9, 2002, Mr. Peipers has agreed to sell a portion of his New Shares of Common Stock to the public in market orders from time to time subject to Rule 144 or any other exemption from registration under the Securities Act of 1933 available to him solely as follows: (i) if and when the bid price for such Shares in the market in which such Shares are traded is at least $0.50 per Share, Mr. Peipers will immediately enter a market order to sell 40,000 New Shares of Common Stock at a minimum price of $0.50 per Share; (ii) if and when the bid price for such Shares in the market in which such Shares are traded is at least $0.60 per Share, Mr. Peipers will immediately enter a market order to sell an additional 40,000 New Shares of Common Stock at a minimum price of $0.60 per Share; (iii) if and when the bid price for such Shares in the market in which such Shares are traded is at least $0.70 per Share, Mr. Peipers will immediately enter a market order to sell an additional 40,000 New Shares of Common Stock at a minimum price of $0.70 per Share; and (iv) if and when the bid price for such Shares in the market in which such Shares are traded is at least $0.80 per Share, Mr. Peipers will immediately enter a market order to sell an additional 32,000 New Shares of Common Stock. The shares of Common Stock are currently traded on the OTC Bulletin Board. On September 9, 2002, the closing bid price on the OTC Bulletin Board of the Common Stock was $.003. The obligations of Mr. Peipers to sell such portion of his New Shares of Common Stock only pursuant to the aforementioned provisions will terminate upon the earlier of (i) the effective date of a registration statement of the Shares, or (ii) nine months after the closing of the Exchange.

     In connection with the Exchange, the Company is making a private placement offering of 30 units of New Shares of Common Stock, each unit consisting of 200,000 New Shares of Common Stock and a warrant to purchase 200,000 New Shares of Common Stock exercisable at $0.375 per share for a period of five (5) years from issuance. Each unit will cost $50,000 and the Company and Aspro expect to raise an aggregate subscription price of $1,500,000. A minimum of 4,000,000 and a maximum of 6,000,000 New Shares of Common Stock and an equal number of warrants will be issued for cash in the minimum gross amount of $1,000,000 and the maximum gross amount of $1,500,000 (this issuance in the minimum gross amount is a condition to the closing of the Share Exchange Agreement). This private placement offering will provide a substantial infusion of capital to the Company. The New Shares of Common Stock in each unit are included in the computation of the 91% ownership interest of former Aspro shareholders and private placement investors. Any future exercise of warrants will further dilute the 9% ownership interest of the Company's existing securityholders.

     After closing of the Exchange and the Recapitalization, it is anticipated that 20,000,000 shares of New Common Stock will be issued and outstanding.

     The Share Exchange Agreement contemplates that all of the current directors of the Company will resign and that new directors, designated by Aspro, will be appointed by the current Board of Directors prior to the resignations, to take office upon the effective date of such resignations to serve until their respective successors are elected and qualify.

     As a result of the actions described above, designees of Aspro will constitute the entire Board of Directors. However, as of the date of this Information Statement, there has been no change in control of the Company.

     WE ARE NOT ASKING YOU FOR YOUR PROXY AND YOU ARE NOT
REQUESTED TO SEND A PROXY.  THE ACTIONS DESCRIBED ABOVE RELATING
TO THE EXCHANGE AND THE RECAPITALIZATION HAVE ALREADY BEEN
APPROVED BY THE UNANIMOUS WRITTEN CONSENT OF THE BOARD OF
DIRECTORS OF THE COMPANY AND THE WRITTEN CONSENT OF THE HOLDER
OF A MAJORITY OF OUR OUTSTANDING COMMON STOCK, SERIES B
PREFERRED STOCK AND SERIES D PREFERRED STOCK, CONSENTING
TOGETHER AS A SINGLE CLASS.

                   SECURITY OWNERSHP OF CERTAIN
                 BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of Common Stock beneficially owned (a) as of the date of this Information Statement, and (b) after the closing of the transactions contemplated as set forth above and by the Share Exchange Agreement (including the Exchange and the Recapitalization) by: (i) those persons or groups known to the Company who will beneficially own more than five (5%) percent of the Company's Common Stock; (ii) each director and director nominee; (iii) each executive officer whose compensation exceeded $100,000 in the year ended December 31, 2001; (iv) each executive officer of the Company to assume office after the closing of the Share Exchange Agreement (including the Exchange and the Recapitalization); and (v) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by persons listed or contained in filings made by them with the SEC. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares:

                                 TABLE I
                                                                     As of the Closing of the
                                         As of the Date of This          Share Exchange
                                          Information Statement(1)         Agreement(2)

                                                                     Number of
                                                                     Shares of New
                                                                     Common           Percentage
                                        Amount of        Percentage  Stock            of New
Name and Address                        Beneficial       of Voting   Beneficially     Common
of Beneficial Owner                     Ownership        Securities  Owned            Stock
Calvin S. Shoemaker                       80,091<F3>       0.38%         26,370<F4>       .13%
P.O. Box 8627
Deerfield Beach, FL 33443

Gary S. Spirer                           110,245           0.53%        538,564<F5>      2.69%
50 Main Street
White Plains, NY 10606

David H. Peipers                       5,395,396<F6>      73.96%        976,289<F7>      4.88%
888 Seventh Avenue                                                         and <F8>
New York, NY 10106

Melvin T. Goldberger                      89,902<F9>        .43%         26,959<F10>      .13%
1599 N.W. 9th Avenue
Boca Raton, FL 33486

David Kerzner                                                         4,945,142         24.73%
c/o Aspro Technologies Ltd.
11 Kodiak Crescent
Toronto, Ontario M3J 3E5 Canada

Selwyn Wener
c/o Aspro Technologies Ltd.                                           2,472,571         12.36%
11 Kodiak Crescent
Toronto, Ontario M3J 3E5 Canada

Sayan Navaratnam<F11>                                                 1,376,015          6.88%
c/o Aspro Technologies Ltd.
11 Kodiak Crescent
Toronto, Ontario M3J 3E5 Canada

Graham Wallis<F12>                                                          -0-            -0-
1186 Yellowstone Drive
Lake Arrowhead, CA 92352

Kenneth Gliedman<F12>                                                     3,334           .02%
c/o Lichter Gliedman Weinberg PC
666 Fifth Avenue
New York, New York 10103

All Directors and                     15,675,634          75.30%
Executive Officers
as a Group (4
persons)<F12> and <F13>

All Directors and                                                    10,365,244         51.83%
Executive Officers
as a Group<F11>, <F12>
and <F13> (9 Persons,
including prior
directors

<F1>
(1) Based on 19,644,494 shares of Common Stock and 379,401 shares of Series B Preferred Stock (each with one (1) vote per share), and 793 shares of Series D Preferred Stock (each with

                                7

1,000 votes per share and therefore included as 793,000 shares) issued and outstanding as of the date of this Information
Statement.

<F2>
(2) Based on 20,000,000 shares of New Common Stock anticipated to be outstanding after the issuance of New Shares of Common Stock as set forth above and on closing of the Exchange. No fractional shares will be issued nor cash paid in lieu of fractional shares. New Shares of Common Stock will be rounded up or down to the nearest whole share.

<F3>
(3)  Includes 63,424 shares of Common Stock and 16,667 shares of
Series B Preferred Stock.

<F4>
(4) Includes 14,000 New Shares of Common Stock to be issued in consideration of the extinguishment of $35,000 in deferred compensation claims, and 10,000 New Shares of Common Stock to be issued with respect to fees for services in connection with the Exchange and Recapitalization, 1,700 New Shares of Common Stock to be issued in exchange for Mr. Shoemaker's shares of Series B Preferred Stock and 670 New Shares of Common Stock to be issued in exchange for his shares of Common Stock.

<F5>
(5) Includes 287,400 New Shares of Common Stock to be issued in consideration of extinguishment of debt and 250,000 New Shares of Common Stock to be issued with respect to fees for services in connection with the Exchange and Recapitalization.

<F6>
(6) Includes, in the aggregate, 14,419,062 shares of Common Stock, 183,334 shares of Series B Preferred Stock and 793 shares of Series D Preferred Stock (with 1,000 votes per share and, therefore, is included as 793,000). Mr. Peipers individually owns 2,951,297 shares of Common Stock. He is also the general partner of Cornerhouse Limited Partnership which owns 5,871,201 shares of Common Stock and the general partner of Winsome Limited Partnership which owns 5,596,464 shares of Common Stock. Mr. Peipers' 183,334 shares of Series B Preferred Stock are beneficially owned as follows: Mr. Peipers owns 66,667 shares of Series B Preferred Stock and Cornerhouse Limited Partnership owns 116,667 shares of Series B Preferred Stock. Mr. Peipers' 793 shares of Series D Preferred Stock are beneficially owned as follows: Mr. Peipers also owns 178 shares of Series D Preferred Stock, Cornerhouse Limited Partnership owns 269 shares of
Series D Preferred Stock and Winsome Limited Partnership owns 346 shares of Series D Preferred Stock. In the Recapitalization, all shares of Series B Preferred Stock and shares of Series D Preferred Stock beneficially owned by Mr.

                           8

Peipers including all such shares owned by Cornerhouse Limited
Partnership and Winsome Limited Partnership will be cancelled without consideration.

<F7>
(7) Includes 31,172 New Shares of Common Stock to be issued to Mr. Peipers for his shares of Common Stock. 62,010 New Shares of Common Stock will be issued to Cornerhouse Limited Partnership and 59,108 New Shares of Common Stock will be issued to Winsome Limited Partnership, each in respect of its shares of Common Stock.

<F8>
(8) Includes 824,000 New Shares of Common Stock to be issued in consideration of the extinguishment of $769,500 of debt owed by the Company to Mr. Peipers and Cornerhouse Limited Partnership.

<F9>
(9) Including 89,902 shares of Common Stock beneficially owned by Melvin Goldberger consisting of 9,300 shares individually owned by Mr. Goldberger and 69,569 shares of Common Stock owned by Seventh Investment Bancing Corp. of which Mr. Goldberger is President. This also includes 11,033 shares of Series B Preferred Stock held by Melvin Goldberger as Trustee for the Grace Goldberger Trust.

<F10>
(10) Includes 25,000 New Shares of Common Stock to be issued with respect to consulting services in connection with the Exchange and Recapitalization, 1,126 New Shares of Common Stock to be issued in exchange for Mr. Goldberger's shares of Series B Preferred Stock, and 833 New Shares of Common Stock to be issued in exchange for the shares of Common Stock he beneficially owns.

<F11>
(11)  Does not include an option to purchase an estimated
2,000,000 shares of New Common Stock at $0.25 per share. These options vest 20% per year and are 20% vested as of the date of this Information Statement.

<F12>
(12) Does not include options and warrants intended to be issued to directors who are not officers of the Company and certain employees, advisors and consultants, at a price of not less than $0.25 per share.

<F13>
(13) Does not include various warrants and options issued from 1993 to 1999 which are at prices so substantially below current value that they are highly unlikely to ever be exercised.

                                 9

                 DIRECTORS AND EXECUTIVE OFFICERS

     The Share Exchange Agreement provides, in part, that effective as of the closing of the transactions contemplated thereby, Calvin S. Shoemaker, Melvin T. Goldberger, Gary S. Spirer and David H. Peipers will resign as directors of the Company, and that David Kerzner, Sayan Navaratnam, Selwyn Wener, Graham Wallis and Kenneth Gliedman will be appointed as new directors to fill the vacancies created by the resignations and as additional directors. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the closing of the transactions contemplated by the Share Exchange Agreement. If any proposed director listed in the table below should become unavailable for any reason, which is not anticipated by any of the parties to the Share Exchange Agreement, the directors of the Board will vote for any substitute nominee or nominees who may be selected by Aspro prior to the closing. The information below, regarding Messrs. Kerzner, Navaratnam, Wener, Wallis and Gliedman are based on information supplied to the Company by Aspro including their names, ages, principal occupations for the past five (5) years, and their directorships with other corporations.

Current Executive Officers and Directors

Name                         Age     Position

Calvin S. Shoemaker          61      President, Chief Executive
                                     Officer and Director

Melvin T. Goldberger         82      Treasurer and Director

Gary S. Spirer               57      Director

David H. Peipers             45      Director

Proposed Executive Officers and Directors After the Closing

Name                         Age     Position

David Kerzner                42      President, Chief Executive
                                     Officer and Chairman of the
                                     Board

                                  10


Sayan Navaratnam             28      Chief Operating Officer,
                                     Vice President of Marketing
                                     and Sales and Director

Selwyn Wener                 52      Chief Financial Officer,
                                     Treasurer, Secretary and
                                     Director

Graham Wallis                59      Director

Kenneth Gliedman             55      Director

Calvin S. Shoemaker - Mr. Shoemaker has been an officer and director of the Company since May 1993. Mr. Shoemaker was a founder and President of Flashpoint Computer Corp. from 1986 through 1993. Mr. Shoemaker was with Northridge Corp. from 1984 through 1986; Vice President of Sales and Marketing of Timeplex from 1983 through 1984 and Vice President of Sales and Marketing for Gould Inc./SEL Computer Systems from 1971 through 1983. Mr. Shoemaker earned a Bachelor of Science degree from Randolph Macon College.

Melvin T. Goldberger - Mr. Goldberger has been an officer of the Company since July 1993 and a director since January 1994. Mr. Goldberger has been President of Seventh Investment Bancing Corp. since 1972 to date and is also the President of MTG Development Inc. From 1968 through 1971, he was Chairman of the Board of Vector Company. Mr. Goldberger is presently Chairman of the Board of Mae Volen Senior Citizen Center. He is also Lifetime Honorary Treasurer and Board Member of the Florida Philharmonic Orchestra. Mr. Goldberger earned a Bachelor of Science degree from Ohio State University.

Gary S. Spirer - Mr. Spirer was elected as a director of the Company on May 13, 1993. Prior to that date, he served as a member of the Company's Advisory Board. Mr. Spirer is President of Capital Hill Group, Inc. since 1981 which provides consulting services to the Company. He graduated from New York University with a B.A. and from Columbia University with an M.B.A.

David H. Peipers - Mr. Peipers was elected as a director of the Company on May 13, 1993. Among other activities, Mr. Peipers is President of Thorn Tree Management, LLC, an investment firm dealing with securities and venture capital. He also has been a general partner of the Winsome Limited Partnership and Cornerhouse Limited Partnership, which make long term

                               11

investments in the securities of both public and private companies since 1989. Until its sale to Liz Claiborne Inc. in 1999, Mr. Peipers served as Chairman of Segrets Inc., a women's sportswear manufacturer selling primarily under the label Sigrid Olsen. He graduated from Harvard University in 1978 with an A.B. and from Harvard Law School in 1981 with a J.D.

David Kerzner - Mr. Kerzner was the President and a director of Paradigm Advanced Technologies, Inc., since it was founded in 1996, Chief Executive Officer from December 1997 and Chairman of the Board of Directors since July 2000. He resigned in February 2002 to devote his full time to Aspro. From 1990 to 1994, Mr. Kerzner was employed by ISTI Corporation/Intertec Security, Inc. most recently as President of ISTI Corporation and as the Marketing Manager of, and as a consultant to, Intertec Security.

Sayan Navaratnam - Mr. Navaratnam spent three (3) years in marketing and technology positions with Bell Canada from 1995 to 1997. He joined Satellite Communications, Inc., a security systems integrator in 1998 in a marketing capacity and, subsequently, became Chief Executive Officer in 1999. He is a member of the Alliance of Exporters and Manufacturers of Ontario and the Innovators Alliance of Ontario. He graduated from the University of Toronto with a Double Specialist degree in Economics and Political Science.

Selwyn Wener - Mr. Wener became Chief Financial Officer of Paradigm Advanced Technologies, Inc. on February 1, 1998 and resigned in September 2001 to devote his full time to Aspro. From 1997 to 1998, Mr. Wener was a Principal of S&L Associates, a financial services and investor relations consulting firm. From 1994 to 1997, Mr. Wener was the Chief Financial Officer for SoftQuad International, Inc., Toronto, Ontario, a software development company, and from 1989 to 1993, Chief Financial Officer and General Manager for Legacy Storage Systems Inc., a Markham, Ontario based computer disk storage manufacturer and distributor. Mr. Wener has a Chartered Accountant (CA) certification from South Africa where from 1977 to 1983 he was a partner in Gross Hendler and Abrams, a medium sized firm of chartered accountants.

Graham Wallis - Mr. Wallis is presently the Chief Executive Officer of Wallis Consultancy, a management advisory firm specializing in video imaging and semiconductors. From 1995 to 1999, he was President of Javelin Systems and from 1989 to 1995 he was President of Javelin Electronics. From 1987 to 1989, Mr. Wallis was North American President of Plessey Semiconductors,

                             12

which he joined subsequent to a sale of Ferranti Interdesign, Inc., where he had been President and Chief Executive Officer from 1984 to 1987. From 1974 to 1984, he was a Managing
Director of a number of Ferranti subsidiary companies.

Kenneth Gliedman - Mr. Gliedman is an attorney who has been practicing law in New York City for the past thirty (30) years. Since April 2002, he has been a principal at the law firm of Lichter Gliedman Weinberg PC, which has acted as special counsel to Aspro in connection with the Exchange. From 1972 to March 2002, Mr. Gliedman was associated with the firm of Spitzer & Feldman P.C. of which he was a principal since 1980. Mr. Gliedman received a Bachelor of Arts degree from the University of Pennsylvania in 1968 and his legal degree from Columbia University School of Law in 1972.

        COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than ten (10%) percent of a registered class of the Company's equity securities ("Ten Percent Stockholders") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Officers, directors and Ten Percent Stockholders also are required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors during the fiscal year ended March 31, 2002.

                             13

                     EXECUTIVE COMPENSATION

     The following tables set forth the cash compensation paid by the Company, as well as certain other compensation paid or accrued, during the fiscal years ended March 31, 2000, 2001 and 2002 to the Executive Officers of the Company, and stock awards and stock option values for the fiscal year ended March 31, 2002:

                      Annual Compensation

                                                   Other Annual
Name and            Fiscal    Salary       Bonus   Compensation
Position             Year      ($)          ($)         ($)

Calvin Shoemaker     2000     75,000      13,072        -0-
President/Chief      2001     75,000       7,615        -0-
Executive Officer    2002     49,869       2,233        -0-

All Executive        2000    275,750      40,670        -0-
Officers As a        2001    152,500      13,960        -0-
Group (two           2002     94,581       4,094        -0-
persons)


                     Long Term Compensation

                        Awards                 Payouts
                 Restricted
                    Stock    Options/       LTIP    All Other
Name and           Awards      SARs       Payouts  Compensation
Position         (# Shares)(1) (#)(2)       ($)         ($)

Calvin Shoemaker     -0-     600,000        -0-         -0-
President/Chief      -0-         -0-        -0-         -0-
Executive Officer    -0-         -0-        -0-         -0-

All Executive
Officers As a        -0-   1,240,000        -0-         -0-
Group (two           -0-         -0-        -0-         -0-
Persons)             -0-         -0-        -0-         -0-
______________________
(1) In July 1997, the Company filed a registration statement on Form S-8, with the Securities and Exchange Commission to register 1,400,000 shares of Common Stock which may be purchased pursuant to the exercise of options under the 1995 Option Plan.

                                14

Accordingly, restricted stock awards were reclassified as options in fiscal 1998.

(2) In December 1999, Shareholders owning a majority in interest of the Company's stock approved an amendment to the Company's 1995 Stock Option Plan to increase the number of shares of Common Stock which may be issued upon the exercise of options granted through the Plan from 1,400,000 to 3,700,000.

In February 2000, the Company filed a registration statement on Form S-8 with the Securities and Exchange Commission to register the additional 2,300,000 shares of Common Stock which may be purchased pursuant to the exercise of options under the 1995 Option Plan.

No options were granted to the Executive Officers in fiscal
2002.

              Aggregated Option/SAR Exercises in Fiscal 2002
                  and March 31, 2002 Option/SAR Values
                                                 Number of
                                                 Securities           Value of
                                                 Underlying          Unexercised
                                                Unexercised         In The Money
                                              Options/SARs at      Options/SARs at
                                             March 31, 2002(#)    March 31, 2002($)


              Shares Acquired      Value         Exercisable/       Exercisable/
Name            On Exercise       Realized      Unexercisable      Unexercisable
Calvin Shoemaker     -0-            -0-        600,000/400,000         -0-
President/Chief
Executive Officer

      STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

     At present, the Board of Directors has no standing audit, nominating or compensation committees or committees performing similar functions.

          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a May 1993 Consulting Agreement between the Company and Capital Hill Group, Inc. ("CHG"), the Company incurred consulting fees to CHG of $5,550 per month for a total of $236,500 through December 1996, when the agreement terminated. Of this amount, $225,500 had been accrued to date

                                  15

and was included in accounts payable due to shareholders/officers/directors at March 31, 2002.

     In connection with the Finder's Agreement between the Company and CHG, the Company accrued finder's fee of $493,000 through December 1996, which is included in accounts payable due to shareholders/officers/directors at March 31, 2002.

     During the fiscal year ended March 31, 2002, one shareholder/director of the Company provided funding to the Company in the amount of $318,000 for notes payable on demand at an interest rate of eight (8%) percent per annum.

                     LEGAL PROCEEDINGS

     The Company is not a party to any pending or to the best of its knowledge, any threatened legal proceedings. No director, officer or affiliate of the Company, or owner of record or of more than five (5%) percent of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

SUBMITTED BY THE BOARD OF DIRECTORS

Calvin S. Shoemaker
Melvin T. Goldberger
David H. Peipers
Gary S. Spirer




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